VOCE CAPITAL COMMENTS ON ISS ARGO REPORT

Urges Argo Shareholders to Vote on the BLUE Proxy Card FOR Voce’s Highly-Qualified Nominees and FOR Its Proposals

San Francisco, CA (May 13, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today issued the following statement in response to the recommendation by Institutional Shareholder Services (“ISS”) regarding Argo’s upcoming 2019 Annual Meeting:

“While we respect the team at ISS, and have been before them several times in the past, its formulaic conclusions regarding Argo are baffling to us. We have acknowledged from the beginning that Argo’s stock price has appreciated over time. If that’s the end of the inquiry, as it appears to have been for ISS, then with all due respect, there’s no need for a third-party to analyze or weigh in on this proxy contest. The far more relevant questions are why has Argo’s stock performed the way that it has, should it have done better and can it improve going forward?

Moreover, corporate governance is neither a checklist nor an algorithm. In order to properly assess corporate governance, one must evaluate the context and culture in which a company’s governance structure operates and the way in which it is applied. What is so puzzling, and in our view erroneous, about ISS’s report is that it acknowledges many of the governance concerns that we have identified, yet then fails to consider them at all in reaching its lopsided recommendation.

Most fundamentally, if TSR is as paramount and decisive as implied by ISS’s report then why do all of the leading institutional investors and ISS itself spend so much time talking and writing about corporate governance? If this campaign – which has been sharply fought and centered over corporate governance from the very beginning – can be dismissed simply by consulting the stock price, then what does that say? At a minimum, it would imply that shareholders should limit themselves to challenging underperforming companies rather than those that are governed poorly, no matter how egregiously so. If so, a large part of the corporate governance community, of which Voce proudly considers itself a member, would be nugatory. We disagree with such a narrow and cramped definition of corporate governance in the strongest possible terms.

ISS’s commentary acknowledged Argo’s inflated expense structure, lack of adequate disclosure to investors, cherry-picking of metrics, misaligned executive compensation and the risks represented by the comingling of the CEO’s self-promotion and the Company’s marketing – yet apparently none of the following conclusions by ISS were sufficient to warrant the replacement of even a single legacy Director with one selected by shareholders:1

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1 Permission to quote ISS was neither sought nor obtained. Emphasis added.

▪	‘The dissident campaign has raised relevant questions, especially regarding executive compensation and perquisites, that have benefitted shareholders by refocusing the board's attention. To its credit, the dissident also recruited a slate of credible nominees seemingly well-suited to effect positive change…’
▪	‘Where Argo fails, relatively speaking, is that it spends more money to achieve poorer results. Argo has a relatively high expense ratio that is coupled with a relatively high loss ratio.’
▪	‘Equally frustrating is when the Argo board is unnecessarily cherry-picking in an effort to make the company look better. Choosing to report a return on average equity metric that shows a 20.1 percent return in Q1, when the 2018 return on equity was a defensible 7.1 percent, is an easily spotted example of selective reporting. Similarly, emphasizing the 5-year gross written premium CAGR of 9.4 percent is fine, but citing an expense-free figure when the dissident is highlighting excessive expenses demonstrates an unfortunate lack of awareness.’
▪	‘The company returns frequently to the phrase “best in class” to describe itself. And while it has shown in its operating metrics that it is a good performer, it’s a stretch to describe Argo as best in class relative to its peer group.’
▪	ISS noted that ‘there is room for improvement in regard to Argo's disclosures to shareholders.’
▪	‘For a business that requires constant risk-assessment, it’s ironic that none of the directors saw the risk in a self-promoting CEO whose interests and hobbies were inextricably intertwined with Argo’s marketing budget. Some degree of complacency, perhaps as a byproduct of the company's Bermuda domicile, may have played a role here.’

Voce urges its fellow shareholders to vote on the BLUE proxy card FOR its highly-qualified nominees – Bernard C. Bailey, Charles H. Dangelo, Admiral Kathleen M. Dussault, Carol A. McFate and Nicholas C. Walsh – and FOR its proposals. For more information, investors can visit www.Argo-SOS.com.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Additional Information and Where to Find It

Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, and J. Daniel Plants, (collectively, the “Participants”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy on April 12, 2019 to be used in connection with the solicitation of proxies from the members of Argo Group International Holdings, Ltd. (the “Company”). All members of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants and information about the Participants' director nominees. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com